Marc A. Recht
(617) 937-2316
mrecht@cooley.com

August 1, 2012

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Assistant Director

Re:	Objet Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed July 12, 2012
File No. 333-182025

Ladies and Gentlemen,

On behalf of Objet Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of July 20, 2012 (the “Comment Letter”) to David Reis, Chief Executive Officer of the Company, with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”), including the proxy statement/prospectus contained therein (the “Proxy Statement/ Prospectus”), filed with the Commission on July 12, 2012.

We note that the Company’s response to the Staff’s second comment in the Comment Letter, as set forth herein, also includes information that is responsive to the Staff’s oral comments to the Company, as conveyed by Mr. Reid Hooper to Damien A. Grierson of this firm by voice message on July 27, 2012 (the “Oral Comments”).  The Company’s response to the second comment thereby follows up on the Company’s supplemental explanation letter, dated July 25, 2012, submitted confidentially to the Staff pursuant to 17 C.F.R. §200.83 concerning the allegations that are the subject matter of the second comment in the Comment Letter.

On the date hereof, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates various revisions to the Proxy Statement/ Prospectus in response to the comments raised by the Staff in the Comment Letter and the Oral Comments.  To assist the Staff in reviewing this letter and Amendment No. 2, we will separately deliver to you, by hand, a copy of this letter, along with eight copies of Amendment No. 2 and eight marked copies of Amendment No. 2 showing changes against Amendment No. 1. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                       Describe how and when a company may lose emerging growth company status;

•                       Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

•                       State your election under Section 107(b) of the JOBS Act:

•                                If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your US GAAP information may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

The Company respectfully acknowledges the Staff’s comment, and, in response thereto in Amendment No. 2, has added disclosures relating to the Company’s (and, as a result, following the merger, the combined company’s) status as an “emerging growth company.”  Such added disclosures include, as requested by the Staff:

•                  a statement on the cover page of the Proxy Statement/Prospectus that the Company is an emerging growth company;

•                  a discussion of the potential loss of emerging growth company status and the possible bases therefor and anticipated timing thereof;

•                  a discussion of the exemption from Section 404(b) under the Sarbanes-Oxley Act of 2002 resulting from the Company’s emerging growth company status; and

•                  the Company’s election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and a statement that such election is irrevocable.

Legal proceedings, page 151

2.                                      We note on page 152 your disclosure regarding the letters received from two minority shareholders and former directors.  With a view towards expanded disclosure, please explain to us in detail the revisions they are demanding to be made to the capitalization table appearing in your registration statement.  Also, describe any other remedies they are seeking from the company.

The Company respectfully acknowledges the Staff’s comment.  In response to the Comment Letter, and further to a July 23, 2012 telephone conversation with members of the

Staff, the Company submitted under separate cover a supplemental explanation letter that included Annex A hereto, which provides a more detailed description of the claims made by the two minority shareholders and former directors, whom we will refer to as the Complainants, in their letters, and a summary of the legal arguments the Company would make in the event the Complainants, or any one of them, actually initiated litigation of those claims (to date neither Complainant has instituted litigation against the Company).  As is explained in Annex A, the Company believes that its defenses and counter-arguments are sufficiently strong such that it would not suffer any material effect on its financial condition or results of operations in the event a claim is made.

In response to the Comment Letter and the Oral Comments provided after the aforementioned submission under separate cover, the Company has supplemented the disclosure in Amendment No. 2—in both the relevant risk factor that describes certain of Objet’s lawsuits, as well as in the “Objet’s Business— Legal Proceedings” sub-section of the Proxy Statement/Prospectus— to more fully describe the allegations concerning the Company’s capitalization being made by the minority shareholders and former directors relating to the years 2006 through 2009 and the ongoing correspondence to which the Company has been party with them.

***

If you have any questions regarding the responses set forth above, or any other matters regarding Amendment No. 2, please contact the undersigned at (617) 937-2316 or Damien A. Grierson of this firm at (617) 937-2334.

Thank you for your assistance.

Sincerely,

/s/Marc A. Recht

cc:	Kathleen Krebs
Reid Hooper
Robert S. Littlepage
Joseph Kempf
(Securities and Exchange Commission)

David Reis
Ilan Levin
(Objet Ltd.)

S. Scott Crump
Robert F. Gallagher
(Stratasys, Inc.)

J. David Chertok
David S. Glatt
Jonathan M. Nathan
(Meitar Liquornik Geva & Leshem Brandwein)

Timothy Moore
(Cooley LLP)

Eric Honick
(McLaughlin & Stern, LLP)

*** TEXT OMITTED AND SUBMITTED SEPARATELY

PURSUANT TO CONFIDENTIAL TREATMENT REQUEST

UNDER 17 C.F.R. SECTION 200.83

ANNEX A

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*** CONFIDENTIAL TREATMENT REQUESTED